Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

United States of America

China International Capital Corporation Hong Kong Securities Limited

29/F, One International Finance Centre

1 Harbour View Street, Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

November 4, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Ms. Amanda Kim

Mr. Craig Wilson

Mr. Matthew Crispino

Ms. Barbara C. Jacobs

Re:               36KR HOLDINGS INC. (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-234006)

Registration Statement on Form 8-A (Registration No. 001-39117)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on November 6, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 28, 2019 and the date hereof, copies of the Company’s Preliminary Prospectus dated October 28, 2019 were distributed as follows: 303 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

2

Very truly yours,

Credit Suisse Securities (USA) LLC
China International Capital Corporation Hong Kong Securities Limited

As representatives of the prospective underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

[Signature Page to Acceleration Request Letter]

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Barry Chan
Name:	Barry Chan
Title:	Managing Director

[Signature Page to Acceleration Request Letter]